Exhibit 99.1

IceCure Medical Reports Independent Study Published in PLOS One Demonstrating ProSense® Cryoablation Safe and Effective in Treatment of Breast Fibroadenomas

Treatment with ProSense® resulted in 92.9% volume reduction of fibroadenoma one-year post-cryoablation

Findings may impact treatment guidelines issued by medical societies for large non-cancerous breast tumors; study is believed to be the first to evaluate larger lesions and use multiple cryoprobe relocations

ProSense® Cryoablation has FDA-clearance for fibroadenomas

CAESAREA, Israel, March 2, 2026 – IceCure Medical Ltd. (Nasdaq: ICCM) (“IceCure”, “IceCure Medical” or the “Company”), developer of minimally-invasive cryoablation technology that destroys tumors by freezing as an option to surgical tumor removal, today announced the publication of an independent, investigator-initiated study evaluating ProSense® for the treatment of non-cancerous breast tumors, or fibroadenomas. The study, titled “Cryoablation for fibroadenoma with liquid nitrogen-based system: A retrospective analysis of prospectively collected data,” was published in the peer-reviewed journal PLOS One.

Fibroadenoma is the most common benign breast lesion identified through core needle biopsy. Up to 10% of women will have a fibroadenoma at some point in their lives, according to the Cleveland Clinic. Surgical excision is currently the standard of care for many fibroadenomas, particularly for larger lesions or those causing discomfort. IceCure estimates that cryoablation could address approximately 63,000 cases of fibroadenoma excision in the U.S. annually.

“We believe this publication is very significant because it reinforces the safety and effectiveness of ProSense® cryoablation for fibroadenomas and may contribute to updates in treatment guidelines for non-cancerous breast tumors issued by medical societies in key markets where ProSense® is used, including the American Society of Breast Surgeons,” said Eyal Shamir, IceCure’s Chief Executive Officer. “Previous studies supporting cryoablation for fibroadenomas were often limited to lesions 4 centimeters or smaller, and many were published more than a decade ago. This study is unique in that it includes a large patient cohort and evaluates larger lesions using multiple cryoprobe relocations. We are grateful to the study’s investigators for their pursuit of improved outcomes for patients and their use of ProSense® for their study.”

The study was conducted at the Premier Med Healthcare, Training, and Research Institute in Hungary and led by Dr. Teodora Filipov and Dr. Pál Ákos Deák. The investigators concluded that cryoablation with a liquid nitrogen system, specifically ProSense®, proved safe and effective, demonstrating a median volume reduction of 80.6% at approximately six months and 92.9% at one-year post-treatment. The study further found that sequential cryoprobe relocations preserve safety and efficacy. ProSense® cryoprobes can be relocated up to three times per patient, per procedure enabling physicians to fully treat large or multifocal lesions through complete ablation coverage.

IceCure believes these findings further support the growing clinical adoption of minimally invasive cryoablation as an alternative to surgical excision for benign breast tumors, particularly for women seeking minimal scarring and short procedure times.

About ProSense®

The ProSense® Cryoablation System is the first and only medical device to receive FDA marketing authorization for the local treatment of low-risk breast cancer with adjuvant endocrine therapy for women aged 70 and above, including patients who are not suitable for surgical alternatives for breast cancer treatment. A full list of benefits and risks can be found on the Company’s website.

ProSense® is a minimally invasive cryosurgical tool that provides the option to destroy tumors by freezing them. The system uniquely harnesses the power of liquid nitrogen to create large lethal zones for maximum efficacy in tumor destruction in benign and cancerous lesions, including in the breast, kidney, lung, and liver.

ProSense® enhances patient and provider value by accelerating recovery, reducing pain, surgical risks, and complications. With its easy, transportable design and liquid nitrogen utilization, ProSense® opens the door to fast and convenient office-based procedures for breast tumors.

About IceCure Medical

IceCure Medical (Nasdaq: ICCM) develops and markets advanced liquid-nitrogen-based cryoablation therapy systems for the destruction of tumors (benign and cancerous) by freezing, with the primary focus areas being breast, kidney, bone and lung cancer. Its minimally invasive technology is a safe and effective option to surgical tumor removal that is easily performed in a relatively short procedure. The Company’s flagship ProSense® system is marketed and sold worldwide for the indications cleared and approved to date including in the United States, Europe and Asia.

Forward Looking Statement

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, IceCure is using forward looking statements in this press release when it discusses: the potential number of cases of fibroadenoma excision that cryoablation could address in the U.S. annually; the potential impact of the study’s findings on future treatment guidelines for non-cancerous breast tumors; the possibility that the results may contribute to updates by medical societies such as the American Society of Breast Surgeons; and the expectation that these findings will further support the growing clinical adoption of ProSense as an alternative to surgical excision for benign breast tumors. Historical results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among others: the Company’s planned level of revenues and capital expenditures; the Company’s available cash and its ability to obtain additional funding; the Company’s ability to market and sell its products; legal and regulatory developments in the United States and other countries; the Company’s ability to maintain its relationships with suppliers, distributors and other partners; the Company’s ability to maintain or protect the validity of its patents and other intellectual property; the Company’s ability to expose and educate medical professionals about its products; political, economic and military instability in the Middle East, specifically in Israel; as well as those factors set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission (“SEC”) on March 27, 2025, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

IR Contact:

Email: investors@icecure-medical.com

Michael Polyviou

Phone: 732-232-6914